SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

On October 31, 2014 Postmedia Network Canada Corp. (the “registrant” or the “Company”) announced that, further to its announcement of the proposed acquisition of Sun Media Corporation’s English language newspapers, specialty publications and digital properties (“Sun Media”) on October 6, 2014, it has closed and issued debt subscription receipts resulting in total gross proceeds to the Company of $140 million. The subscription receipts will bear interest at 8.25% per annum and are exchangeable for an equal amount of the Company’s  8.25% Senior Secured Notes due 2017 (the “Notes”) upon closing of the Sun Media acquisition without further consideration, subject to certain conditions. A copy of that press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The Company also announced that it has completed the consent solicitation process with the holders of its existing Notes to approve, amongst other things, amendments to the existing Note indenture required to facilitate the incremental funding of the additional Notes.  The Company received consents representing approximately 97% of the outstanding Notes.

The document listed below as Exhibit 99.1 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

Exhibit 99.1        Press release dated October 31, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	October 31, 2014

EXHIBIT INDEX

Exhibit 99.1         Press release dated October 31, 2014.